CTC Media, Inc.

31A Leningradsky Prospekt

125284 Moscow, Russia

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

November 2, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

United States of America

Re:                            CTC Media, Inc.

                                                Form 10-K for the fiscal year ended December 31, 2011

                                                (Filed February 28, 2012)

                                                Form 10-Q for the quarterly period ended June 30, 2012

                                                (Filed August 7, 2012)

                                                                                                File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated September 25, 2012 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Executive Officer (and formerly Chief Financial Officer) of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on February 28, 2012 (the “Form 10-K”) and Form 10-Q filed on August 7, 2012 (the “Form 10-Q”).

The Staff’s comment is provided for convenience along with the Company’s response.

Form 10-Q for the quarterly period ended June 30, 2012

Critical Accounting Policies, Estimates and Assumptions, page 34

Assets with indefinite useful lives, page 34

We note your response to our prior comment 2 from our letter dated August 16, 2012. In your response you state that, “During the period from September 2009 to June 30, 2012, there were no significant developments in the government’s digitization initiative that constituted a triggering event requiring us to change the indefinite lives of our broadcasting licenses.” However, on page 59 of your Form 10-Q for the period ended June 30, 2012 you state, “In Russia, the government’s plan calls for digital broadcasting to be introduced in stages, with several packages of digital signals, or “multiplexes”, to be launched over time. Viewers will initially receive access to a first multiplex comprising eight channels, and will then receive access to a second multiplex comprising an additional 10 channels, with further multiplexes to be introduced at a later time. The government has announced the channels that will be included in the first multiplex, determined milestones for the transition to this multiplex, and indicated that the infrastructure for this first multiplex will be funded by the government. The first multiplex will be made available to 100% of the Russian population and will include the principal state-owned channels and several other national networks (Channel One, Rossiya 1, Rossiya 2, Rossiya 24, Rossiya K, Channel 5, NTV and Karousel). In July 2012, government authorities revised the deadlines for the particular milestones in the roll-out of the first multiplex. The second multiplex will be made available to 97% of the Russian population and will comprise 10 channels; the remaining multiplexes will cover only cities with populations of more than 100,000 people.”

Also, on page 60 of your Form 10-Q for the period ended June 30, 2012, you state, “. In late 2011, the government introduced the concept of “universal” licenses that permit broadcasting throughout the entire Russian Federation through free-to-air, cable and satellite, in either digital or analog format. These licenses are available to broadcasters (provided that all necessary criteria are met) in parallel to existing analog licenses. In preparation for the anticipated transition to digital broadcasting, we have obtained universal licenses for our CTC and Domashny channels and we have also applied for a universal license for the Peretz channel.”

In addition, on page 23 of your Form 10-Q for the period ended June 30, 2012 you state, “We believe that the introduction of digitalization will not adversely affect our existing analog broadcasting in the medium term as our channels will continue to broadcast in the analog format under existing analog licenses until the full transition to digital format is completed.” Although you believe digitalization will not affect your existing analog broadcasting in the medium term, it appears that you are aware that it will impact your analog broadcasting in the long term.

Based on the additional actions taken by government, additional actions taken by you to purchase new “universal” licenses, your own strategy to implement the digital format and your awareness that digitalization will effect analog broadcasting in the long term, it is unclear to us how you can continue to justify an indefinite life for your analog broadcast license. Please advise or revise accordingly. Please provide us an update on the current status of government action(s) taken with regard to digitalization. Tell us if any current action(s) taken by the government or new developments have caused you to reconsider your conclusion on the useful lives of your broadcasting licenses.

Response:

We note the Staff’s comments. We inform the Staff that, in light of the key developments during September and October in the Russian digitalization program (including the announcement of the terms of the tender for the second multiplex) described below, we have reached the conclusion that, as of September 30, 2012, the lives of our broadcast licenses are no longer indefinite. Accordingly, in connection with the preparation of our financial statements for the period ended September 30, 2012, we are testing our broadcast licenses for impairment in accordance with ASC 350-30-35-17, and will record an appropriate impairment charge in such period and commence amortization of these assets from October 1, 2012. Appropriate disclosures will be included in our Form 10-Q for the quarter ended September 30, 2012, to be filed on or about November 7, 2012.  Below, we supplementally provide further detail regarding recent developments and our analysis of this matter.

Background:

As noted in our response dated August 30, 2012 (and disclosed on page 59 of our Form 10-Q), the federal program addressing the transition to digital broadcasting, announced in 2009, prescribes that digital broadcasting be introduced in several groups of channels, or “multiplexes”. The authorities initially announced the channels to be included in the first multiplex and the milestones for its anticipated implementation. The first multiplex will include only the principal state-owned channels and several other national networks.  None of our three channels, nor those of other market participants with business conditions comparable to ours, are included in the first multiplex. Furthermore, it was envisioned that the terms and milestones for the second and remaining multiplexes would be different from those applicable to the first multiplex. Therefore, we were unable to determine the specific manner in which the transition will impact our channels.

With respect to our business modeling in prior periods, and our consideration of the related accounting impact, we considered several key factors to be critical in evaluating the useful lives of our broadcast licenses:

•                  Relevant government authorities had not taken any definitive steps towards the implementation of digital broadcasting for the second and remaining multiplexes;

•                  The government had announced that analog broadcasting will be used in parallel to the digital format until the full transition to digital occurs;

•                  The possible economic conversion of analog to digital frequencies in connection with parallel broadcasting had not been addressed;

•                  The terms, concrete steps, milestones and framework for implementation of the transition for the second and remaining multiplexes had not been established; and

•                  The lack of official announcements, combined with the Russian presidential election and subsequent transition, had created uncertainty as to whether digital broadcasting would proceed as a governmental priority.

Based on these considerations and our monitoring of the progress towards digitalization, we determined that our broadcast licenses continued to be appropriately classified as indefinite-

lived intangible assets as of June 30, 2012, as there was no foreseeable limit to the period of time over which our analog broadcast licenses were expected to contribute to our cash flows. See also responses to specific Staff comments below.

Recent Developments:

There have been several key developments during the months of September and October that have provided a significant degree of additional clarity regarding the digital roll-out.

As noted in our response dated August 30, 2012, the Russian government created an advisory council on August 22, 2012 representing major broadcasters, including the Company, in order to develop principles of implementation of governmental initiatives in the media industry, such as the digitalization project. The Company participated in several industry meetings, including meetings with representatives from the government, regarding the details of the potential roll-out of additional multiplexes.  Based on these meetings, we concluded that the rollout was likely to proceed as government authorities advised us of their intention to support digitalization for the second multiplex.

Most significantly, on October 16, 2012, the Russian Federal Service for Supervision in the Sphere of Telecom, Information Technologies and Mass Communications (Roskomnadzor) announced the terms of the tender for the planned second multiplex. The tender will run from October 16 to November 21, and results will be announced on December 14. According to the announcement, 10 channels will be selected; selected channels will be required to sign a 10-year contract with the transmission provider and to pay annual transmission fees for digital broadcasting; and the applying channel must have a universal license permitting broadcasting throughout the whole territory of Russia. The announced terms do not appear to contemplate a process for the legal and economic conversion of analog licenses to digital licenses. Governmental authorities have also announced that the existing analog broadcasting system will be switched off at the end of the rollout period, and indicated regional deadlines ranging from 2014 to 2017.

In light of these events, we have determined that the lives of our broadcast licenses are no longer indefinite.  As of September 30, 2012, we are testing our broadcast licenses for impairment in accordance with ASC 350-30-35-17, and will commence amortization from October 1, 2012. We are also continuing to review the detailed terms of the recently announced tender in order to determine the implications for our business planning and financial modeling. Appropriate disclosures will be included in our Form 10-Q for the quarter ended September 30, 2012, to be filed on or about November 7, 2012.

Additional Specific Comments:

In response to the Staff’s specific comment regarding “universal” licenses, we considered the implications of their introduction in late 2011 for our accounting treatment of our existing analog licenses. As we noted on page 60 of our Form 10-Q, the universal licenses are available to broadcasters (provided that all necessary criteria are met) in parallel with existing analog licenses. We have obtained universal licenses for all of our three channels. We obtained these universal licenses for a nominal fee. However, at present, our channels cannot broadcast under these universal licenses in areas where our channels do not have analog frequencies. As a result, the Company and other market participants do not currently benefit from a universal license beyond the area covered by existing analog licenses. Therefore, the introduction of universal licenses was not considered a “triggering factor” that would result in a change in the useful lives of our existing broadcast licenses.

Our subsequent event disclosure on page 23 of our Form 10-Q was in specific response to a news report published in the Russian business press on August 3, 2012.  We believed it was important to disclose this information to investors as we understood that further developments could occur in the third and fourth quarters of 2012. At that time, we did not have sufficient long-term information to support a change in the useful lives of our existing broadcast licenses, and indicated that uncertainty existed in this regard.

*****

We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 (495) 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

Boris Podolsky
Chief Executive Officer

Nikolai Surikov
Chief Financial Officer

cc:	Securities and Exchange Commission

Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

CTC Media, Inc.

Anton Bykov, Director for Legal Affairs
Yulia Shtyrova, Acting Chief Accounting Officer

Ernst & Young:

Bob Akright

WilmerHale:

Timothy J. Corbett